SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. __)*

REGAL ONE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

758824205

(CUSIP Number)

Malcolm Currie, 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064

(310) 312-6888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2005

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.  758824205

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    C.J. Newman

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)

    PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                         / /

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 6. Citizenship or Place of Organization

  USA

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Number of Shares                                         7. Sole Voting Power

                                                                                  728,167

Beneficially Owned                                       8. Shared Voting Power

                                                                                   263,400

By Each Reporting                                       9. Sole Dispositive Power

                                                                                1,630,026

Person With                                               10. Shared Dispositive Power

                                                                                   263,400

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

 1,893,426 (Including Options)

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

27.1% (Excluding Options)

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 14. Type of Reporting Person (See Instructions)

IN

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ITEM 1. Security and Issuer.

    The statement relates to the Common Stock, no par value per share ("Common Stock") issued by Regal One Corporation, a Florida Corporation (the "Company"), whose principal executive offices are located at 11300 West Olympic Blvd., Suite 800, Los Angeles, California 90064.

ITEM 2. Identity and Background.

    This statement is filed by C.J. Newman, an individual ("Reporting Person"), whose principal offices are located at 401 2nd Avenue South, Suite 634,  Minneapolis, Minnesota 55401.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired 241,687 shares of the Company's stock through various stock purchase transactions.  Reporting Person acquired 2,019,762 options to purchase shares of the Company's common stock as compensation for consultant services rendered to the Company.  In May 2004, an entity partially controlled by the Reporting Person acquired 250,000 shares of the Company's common stock in exchange for consulting services rendered to the Company.

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

OPTIONS

As of the date hereof, the Reporting Person beneficially owns 901,859 options to purchase shares of the Company's common stock after exercising 73,846 options on or before July 15, 2005.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 991,567 shares of the Company's common stock, comprising 27.1% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 3,658,259 shares of Common Stock of the Company stated by the Company as issued and outstanding as of March 31, 2005. The Reporting Person has sole voting and dispositive powers with respect to 728,167 shares of Common Stock which he owns. In November 2003, the Reporting Person sold 15,500 shares of common stock.  In February 2004. the Reporting Person sold 5,000 shares of common stock.  On March 11, 2004, the Reporting Person sold 250,000 shares of common stock.  On March 31, 2003, the Reporting Person sold 125,000 shares of common stock. In May 2004, the Reporting Person acquired, indirectly, 250,000 shares of common stock which are held by an entity partially controlled by the Reporting Person.  On July 9, 2004, the Reporting Person sold 50,000 shares on common stock.  On July 14, 2004, the Reporting Person purchased, in an open market transaction, 7,400 shares of common stock.  On April 14, 2005, the Reporting Person sold 158,823 shares of common stock. On or around July 15, 2005, the Reporting Person sold 33,000 shares of common stock.  The Reporting Person has not effected other transactions in the shares of the common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 3, 1995, the Reporting Person received a grant of a stock option in the amount of 2,511,000 Shares for services rendered.  Other persons all received stock options on that date in the amount of 489,000 Shares, for a total aggregate Stock Option Issuance of 3,000,000 shares.

As of the date of this filing, the Reporting Person has exercised 1,535,295 of the aforementioned stock options.

ITEM 7. Material to be Filed as Exhibits.

    NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2005

/s/ C.J. Newman

C.J. Newman